U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

                                            Contact:            Arthur B. Crozier
                                            Innisfree M&A Incorporated
                                            (212) 750-2008

DOLPHIN INTRODUCES THE infoUSA SHAREHOLDER BILL OF RIGHTS;

CALLS ON SHAREHOLDERS TO TELL IUSA BOARD TO ADOPT
THE BILL OF RIGHTS BY:

(1) WITHHOLDING THEIR VOTES FROM THE ELECTION
OF IUSA’S DIRECTOR NOMINEES;

(2) VOTING AGAINST THE 2007 OMNIBUS INCENTIVE PLAN—
NOTHING BUT A GIFT FOR MR. VINOD GUPTA

STAMFORD, CONNECTICUT, May 9, 2007 - Today Dolphin issued the following letter to all shareholders introducing the attached infoUSA Shareholder Bill of Rights and also strongly urged ALL infoUSA (NASDAQ SYMBOL:  IUSA) shareholders to vote AGAINST the Company’s proposed 2007 Omnibus Incentive Plan.  Dolphin is also urging shareholders to WITHHOLD votes for ALLinfoUSA’s incumbent directors at the June 7, 2007 Annual Meeting.

Dolphin Limited Partnership I, L.P.
Dolphin Financial Partners, L.L.C.
Ninety-Six Cummings Point Road
Stamford, Ct. 06902

May 9, 2007

Dear Fellow infoUSA Shareholders:

As promised, today we are introducing The infoUSA Shareholder Bill of Rights, which outlines what ALL shareholders have a right to expect from the Board and top management - the protection of shareholders’ interests ― which we believe you have not been getting.

In the 2006 election, 92.5% of all shareholders voted.  Despite Mr. Vinod Gupta’s 43% head start, over 90% of unaffiliated shareholders voting told Mr. Vinod Gupta and the Board’s other nominees to go!  One year later, it appears that Mr. Vinod Gupta and the Board still did not get your resounding message!

YOU CAN SUPPORT THE infoUSA SHAREHOLDER BILL OF RIGHTS

BY

(1) WITHHOLDING YOUR VOTES FROM ALLinfoUSA’S DIRECTOR NOMINEES

AND

(2) VOTING AGAINST THE 2007 OMNIBUS INCENTIVE PLAN

DESPITE YOUR RESOUNDING MESSAGE FOR CHANGE IN THE 2006 ELECTION, MR.
VINOD GUPTA AND THE BOARD HAVE DONE NOTHING FOR YOU!1

After last year’s election, a leading independent proxy governance advisory service, Institutional Shareholder Services, wrote:2

The question now becomes:  how does the IUSA board interpret these results? Corporate governance best practices would normally compel the independent directors to react substantively to such a strong cry of discontent from the shareholder base.

An infoUSA director interviewed for a June 15, 2006 Daily Deal article entitled “infoUSA gets Lesson from Dolphin” stated:

“Clearly it was a very strong message,” said an infoUSA board member who asked not to be identified.  “The vote was very, very lopsided.  This was a very sobering experience for all the board members and one that will be responded to very thoughtfully.”

The only thing that has changed is your share price – it is down 12.3%!  Your shares trade at over a 40% discount from the peer group and you haven’t received a real return in 10 years!3

ALL shareholders must deliver another resounding message at the 2007 Annual Meeting!  In our view, the Board has failed to address the key issues at infoUSA.  Mr. Vinod Gupta and his affiliates now beneficially hold 41% of infoUSA’s outstanding shares.  The Board still has not eliminated Mr. Vinod Gupta’s exclusive exemption from the Stockholder Rights Plan.  The Rights Plan is set to expire on July 21, 2007, when Mr. Vinod Gupta’s standstill agreement also expires.  This exclusive exemption has permitted Mr. Vinod Gupta to acquire an additional 6% of IUSA’s stock through open market purchases and option exercises.  In our view, with the complicity of the Board, he continues to pursue absolute control against the interests of the unaffiliated shareholders who still own a majority of the Company.

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1 See Dolphin's letter to shareholders, dated April 30, 2007, announcing this year's campaign for more detail on this and certain other points noted in this letter.

2 Report dated June 1, 2006.

3As of April 27, 2007, the trade date immediately preceding the commencement of Dolphin’s withhold campaign for the 2007 annual meeting of shareholders, infoUSA’s one-year shareholder return (inclusive of dividends) was negative 12.3%. The 10-year compounded annual return was an anemic 0.7%.  See Dolphin’s letter to shareholders, dated April 30, 2007.

THE infoUSA SHAREHOLDER BILL OF RIGHTS

PROTECTION FOR ALL SHAREHOLDERS

The infoUSA Shareholder Bill of Rights is designed to protect ALL shareholders against Mr. Vinod Gupta’s apparent creeping takeover of your Company and to permit unaffiliated shareholders to gain representation on the Board.

Among other things, the Bill of Rights seeks:

•
The continuation of the Stockholder Rights Plan, scheduled to expire on July 21, 2007, and elimination of Mr. Vinod Gupta’s exclusive exemption – another example of the Board’s favoritism towards Mr. Vinod Gupta;

•
The elimination of the current classified Board structure so all directors are elected annually and the introduction of cumulative voting to advance the ability of unaffiliated shareholders, not just Mr. Vinod Gupta, to gain representation on the Board;

•	In the current robust information services acquisition market, the implementation of a strategic review process to explore all opportunities to enhance value for all shareholders; and

•	The adoption of a Zero Tolerance Policy for related party transactions and use of Company-owned assets.

The full text of the infoUSA Shareholder Bill of Rights is attached and is also available on our website, www.iusaccountability.com.  You also may wish to call or write the Company’s directors and tell them YOU WANT IT IMPLEMENTED NOW.  Information on how to contact your representatives, the directors, is also available on our website.  The website also includes important original and previously designated confidential documents from Dolphin’s 2006 books and records search obtained under Delaware law, providing further evidence of the unfortunate state of affairs at infoUSA.4

WITHHOLD YOUR VOTES FROM THE ELECTION OF infoUSA’S DIRECTOR NOMINEES

The nominees for election as directors at the 2007 Annual Meeting are: Bill L. Fairfield (the Company’s lead independent director, chairman of the nominating and corporate governance committee and member of the audit committee), Anshoo S. Gupta (member of the Company’s audit and compensation committees) and Elliot E. Kaplan (the named Partner of the Company’s outside law firm).  In the course of this campaign, we will provide you with many more reasons to reject these nominees.

There is no evidence they have earned your support!

We strongly urge you to mark the “WITHHOLD ALL” box on the Company’s proxy card.

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4 These materials were also filed by Dolphin with the SEC in connection with the 2006 annual shareholder meeting as additional soliciting material.  Dolphin has filed suit in the Chancery Court of the State of Delaware with respect to its findings in the books and records search. The suit has since been consolidated with an action brought by another infoUSA shareholder. (Consol. C.A. No. 1956-CC)

VOTE AGAINST THE 2007 OMNIBUS INCENTIVE PLAN!

The Company is seeking your approval for a proposed 2007 Omnibus Incentive Plan.  This plan is a continuation of the Company’s expiring 1997 plan.   Dolphin is not opposed to stock option plans that incentivize management to build value for all shareholders.  We strongly oppose plans such as this where the Board can “award” large numbers ofoptions to a 41% beneficial shareholder, advancing his already substantial voting power.

There is clearly no need to provide further equity-based incentives to Mr. Vinod Gupta!

We oppose the 2007 Plan because we believe it will only serve to advance Mr. Vinod Gupta’s creeping takeover of your Company.  We also don’t trust the Board to responsibly oversee this Plan because, among other things5, in 2005, the last time the Company sought your approval to amend a stock option plan, Mr. Vinod Gupta and the Company hid from you his beneficial ownership of an additional 2.4 million shares.6

Here are additional facts why you should reject the 2007 Plan—

•
Mr. Vinod Gupta has received from the Board approximately 1/3 of all option grants in the past ten years, 1/2 of all option grants in the past five years, and 100% of all option grants in the past three years![7]

•	In the past ten years, Mr. Vinod Gupta has exercised 3.5 million of these options currently representing approximately 6% of your Company—further diluting you![8]

•
In 2005, shareholders voted to increase the number of shares issuable under the 1997 Plan by 3.0 million.  Even then, 69% of the unaffiliated shareholders voting rejected this plan, which passed only because Mr. Vinod Gupta voted all of his disclosed and undisclosed[6]  shares in favor of the plan.  This plan added another 3.0 million of available options―further diluting you!

•
The effects of option awards on the balance of corporate control is real.  Immediately prior to the record date of last year’s hotly contested election, Mr. Vinod Gupta exercised 1.2 million options, representing 2.4% of the Company’s then outstanding shares.[8]

•	This is what the Company’s 2007 proxy statement (page 11) says about its equity incentive program:

------------------------------------
5 See the documents posted on our website at www.iusaccountability.com

6 Company proxy statements prior to 2006 fail to disclose the beneficial ownership of Mr. Vinod Gupta of an additional 2.4 million shares held in certain trusts and a charitable foundation, violating federal security laws and misleading shareholders.  These shares were publicly disclosed for the first time in an amended Schedule 13G filed by Mr. Vinod Gupta on April 12, 2006—eight days after the record date for the 2006 annual shareholders meeting.

7 Company proxy statements, 1997-2007.

8 Company proxy statements; Vinod Gupta filings on Schedule 13G and Form 4.  Mr. Vinod Gupta has another 0.6 million options which are not exercisable within 60 days and therefore not included in these totals.  Mr. Vinod Gupta’s beneficial ownership percentage includes shares owned directly by him and shares over which he holds voting power.

Although stock options have been granted in prior years, more recently the Compensation Committee has focused on cash compensation and has deemphasized equity-based compensation programs. The Compensation Committee determined that, in general, the grants of stock options had not adequately rewarded executives for their performance. . . . (emphasis added)

If the Compensation Committee is “deemphasizing” stock options, then why are they now asking you to approve millions more – will they simply be additional gifts for Mr. Vinod Gupta, moving him closer to absolute control?

In our view, we need a new CEO who will improve the share price or a Board that, in a robust information services acquisition market, will initiate a strategic alternatives process and generate value for ALL shareholders - not “award” more stock options for Mr. Vinod Gupta, who already beneficially owns 41% of the Company.

THE SHAREHOLDER MEETING IS JUNE 7, 2007.

WHEN YOU RECEIVE YOUR PROXY CARD FROM THE COMPANY:

(1)  MARK THE “WITHHOLD ALL” Box,

AND

(2)  VOTE AGAINST the 2007 Omnibus Incentive Plan.

To vote by telephone or the Internet, please follow the instructions on the proxy card you receive from the Company.  If you have already voted, you have every right to change your vote until the meeting.  If you have any questions, or would like assistance in voting your shares, please call Innisfree M&A, the firm we have engaged for this election, toll-free at 1-888-750-5834.

As a long-term holder with over 2.0 million shares, Dolphin’s interests have always been aligned with yours.  We are asking for another incredible turnout from you and thank you for your continued overwhelming support.

                                Very truly yours,

                                Donald T. Netter
                                Senior Managing Director

The infoUSA
SHAREHOLDER BILL OF RIGHTS

As shareholders of infoUSA, you have rights to good corporate governance and a Company whose affairs are conducted in the interests of ALL shareholders.  Dolphin does not believe that the infoUSA Board has respected these rights.  That is why Dolphin is urging shareholders to WITHHOLD their votes for ALL of the Company’s director nominees and vote AGAINST the 2007 Omnibus Incentive Plan.

1.
Fiduciary Duties.You have the right to a Board that will exercise its fiduciary duties to represent and serve the interests of ALL shareholders without priority or preference. Instead, the infoUSA Board, in Dolphin’s view, has preferentially served the interests of Mr. Vinod Gupta, Chairman, CEO and 41% shareholder.

2.
Shareholder Rights Plan.  You have the right to the protections of a shareholder rights plan that is equally applied to ALL shareholders and will deter a coercive or undervalued acquisition of the Company from whatever source.  Instead, the infoUSA Board has adopted and continues to endorse a rights plan that exempts Mr. Vinod Gupta and his affiliates—even though he now beneficially holds 41% of the Company’s outstanding shares, has been steadily increasing his position and in June 2005 made an undervalued and opportunistic bid for the Company.  The current rights plan should be extended at its expiration in July 2007 with NO exemption for insiders and their affiliates.

3.
Strategic Review.  You have the right to a Board that means what it says when it commits to establish a special committee that will disinterestedly explore all opportunities for enhancing shareholder value.  Instead, the infoUSA Board voted to disband a special committee that rejected Mr. Vinod Gupta’s undervalued and opportunistic bid for the Company, only one day after the Company publicly said the work of the committee would continue to seek to maximize shareholder value.  Given infoUSA’s poor short and long term share price performance and the robust information services acquisition market, a strategic review process should be undertaken to maximize value for ALL shareholders.

4.
Related Party Transactions.  You have the right to a Board that is vigilant against related party transactions or the use of company-owned assets that give substantial benefits to insiders at shareholders’ expense.  Instead, the Board of infoUSA has permitted sizeable related party transactions with Mr. Vinod Gupta and his affiliates involving planes, a skybox, the “American Princess” 80-foot yacht, luxury vehicles, personal residences and a catamaran.  The Company must have a zero tolerance policy for related party transactions and uses of company-owned assets that confer improper benefits on insiders and their affiliates.

5.
Declassified Board.  You have the right to a Board that is fully accountable to shareholders through an election process that allows you to vote for, and if you so determine replace, the entire Board annually.  Instead, the Board of infoUSA is staggered, so that only a third of the Board is required to answer to shareholders annually.  The Board should promptly approve and submit to shareholders a charter amendment to declassify the Board.

6.
Cumulative Voting.  You have the right to a realistic and effective opportunity to elect directors who will represent your interests on the Board.  Instead, Mr. Vinod Gupta has been permitted to accumulate beneficial ownership of 41% of the Company, making it more difficult for other shareholders to gain representation on the Board.   The Board should promptly approve and submit to shareholders a charter amendment to authorize cumulative voting for directors.

7.
Options.  You have the right to an equity compensation program that appropriately incentivizes, but does not enable management to further entrench itself.  Instead, Mr. Vinod Gupta, over the past ten years, has expanded his beneficial ownership of the Company by approximately 6% through the receipt and exercise of stock options.  Grants to Mr. Vinod Gupta have only served to expand Mr. Vinod Gupta’s control and dilute other shareholders interests.  The Board and its compensation committee must design compensation plans that won’t advance top management/director beneficial ownership that now stands at 43%.

8.
Top Management Accountability.  You have a right to top management that is committed to seeking competitive, risk adjusted returns over an appropriate time period.  Instead, the infoUSA short and long term share price performance has been poor.  The Board should act promptly either to find top management committed to producing competitive returns or to pursue strategic alternatives to generate value for all shareholders.